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Exhibit 12

CBS CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDEND REQUIREMENTS
(Tabualar in millions except ratios)

	Three Months Ended March 31,				Twelve Months Ended December 31,
	2006		2005		2005	2004	2003		2002		2001
Earnings (loss) before income taxes	$372.7		$372.7		$(7,511.7)	$(15,801.6)	$1,825.8		$1,829.0		$225.3
Add:
Distributions from affiliated companies	1.7		0.5		9.5	12.6	1.7		4.1		1.3
Interest expense, net of capitalized interest	144.0		174.9		719.6	693.7	715.0		753.0		844.6
Capitalized interest amortized	—		—		—	—	—		—		—
1/3 of rental expense	48.2		44.5		111.4	104.4	97.5		94.2		108.7

Total Earnings (loss)	$566.6		$592.6		$(6,671.2)	$(14,990.9)	$2,640.0		$2,680.3		$1,179.9

Fixed charges:
Interest expense, net of capitalized interest	$144.0		$174.9		$719.6	$693.7	$715.0		$753.0		$844.6
1/3 of rental expense	48.2		44.5		111.4	104.4	97.5		94.2		108.7

Total fixed charges and	$192.2		$219.4		$831.0	$798.1	$812.5		$847.2		$953.3
Preferred Stock dividend requirements	—		—		—	—	—		—		—

Total fixed charges and Preferred Stock dividend requirements	$192.2		$219.4		$831.0	$798.1	$812.5		$847.2		$953.3

Ratio of earnings to fixed charges	2.9	x	2.7	x	Note a	Note a	3.2	x	3.2	x	1.2	x

Ratio of earnings to combined fixed charges and Preferred Stock dividend requirements	2.9	x	2.7	x	Note a	Note a	3.2	x	3.2	x	1.2	x

Note:

(a)
Earnings are inadequate to cover fixed charges due to the 2005 and 2004 non-cash impairment charges of $9.48 billion and $18.0 billion, respectively. The dollar amounts of the cover deficiencies are $7.50 billion and $15.79 billion in 2005 and 2004, respectively.

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  Exhibit 12
CBS CORPORATION AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDEND REQUIREMENTS (Tabualar in millions except ratios)